iShares, Inc.

45 Fremont Street

San Francisco, CA 94105

June 29, 2007

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: James O’Connor, Esq.

Re:    iShares, Inc., File No. 33-97598

                    iShares MSCI Thailand Index Fund (S000018072)

                    iShares MSCI Turkey Index Fund (S000018073)

Dear Mr. O’Connor:

In accordance with Rule 477(a) under the Securities Act of 1933, we hereby request withdrawal of the Securities Act registration of the two series of iShares, Inc. (the “Registrant”) named above, initially filed on March 16, 2007, as part of the Registrant’s Post-Effective Amendment No. 34.

This withdrawal is requested because the two series concerned will not be ready for public offering on or about the time that the amendment is expected to become effective. The Registrant intends to proceed with the offering of these two series in the future, and it will file a post-effective amendment re-registering them at a later date. No securities were sold in connection with the offering of either of the two series.

This withdrawal request is applicable only to the two series named above. The post-effective amendment in which they were included also relates to other series that are not the subject of this request. Those other series are to remain in registration (pending effectiveness), and further post-effective amendments may be made in respect to them. Their securities will be offered after their filings become effective.

If you have any questions regarding this request, please call me at 415.817.6131.

Sincerely,

/s/ Kevin D. Smith

Principal and Corporate Counsel

cc:    Benjamin J. Haskin, Esq.

         Anthony A. Vertuno, Esq.